SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  Gensym Corp
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   37245R107
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                                 (CUSIP Number)

                          Alexander S. Glovsky, Esq.
                         Nutter, McClennen & Fish, LLP
                            World Trade Center West
                             155 Seaport Boulevard
                             Boston, MA 02210-2604
                                  617-439-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   09/12/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 37245R107
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Ashton, Robert
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,308,744

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        1,308,744

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     1,308,744
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     18%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Gensym Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 52 Second Ave., Burlington, Massachusetts 01803.

Item 2. Identity and Background.

          (a) The name of the person filing this Statement is Robert B. Ashton ("the Reporting Person").

          (b) The Reporting Person's address is 6 Occom Ridge, Hanover, NH
              03755.

          (c) The present principal occupation of the Reporting Person is that of private investor.

          (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           Item 3 is hereby amended as follows:

           As further described in Item 5, below, the Reporting Person acquired an aggregate of 29,000 Shares of the Issuer's Common Stock in open market transactions between August 31, 2004 and March 28, 2005 for an aggregate purchase price of $86,460. The Reporting Person used personal funds to acquire all such Shares.

Item 4. Purpose of Transaction.

           Holder believes the Issuer's technology may be very difficult to extend past its existing partners and customer base given the strategic nature of the technology and the small size of the company.

           Therefore, Holder has embarked upon an independent review of Issuer's strategic alternatives in order to discern how the Issuer can best maximize shareholder value.

           During the course of Holder's review, Holder may have discussions with the Issuer's management, Board of Directors, industry analysts, and potential acquirers, investors or strategic partners regarding certain significant corporate actions, including, without limitation, the merger or sale of the Issuer.

           Holder has no current plans or proposals as concerns the Issuer but may following his independent review.

           The Reporting Person will continue to consider various alternative courses of action with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking to purchase additional Common Stock or, alternatively, to sell all or a portion of the Common Stock he holds, in either case, in open market or privately negotiated transactions. In determining whether to purchase or sell Common Stock, the Reporting Person will consider various relevant factors, including his evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities, other opportunities available to the Reporting Person and general market and economic conditions.

           Except as set forth in the preceding paragraph, the Reporting Person has no current plans, proposals or arrangements which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
           Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner of 1,308,744 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such shares constitute approximately 18% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

          (b) The Reporting Person is the beneficial owner of 1,308,744 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such shares constitute approximately 18% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

          (c) PURCHASE                      SHARE      AGGREGATE PURCHASE
                  DATE             SHARES     PRICE         PRICE
                  08/31/04           10,000     $1.95      $19,500
                  02/23/05            4,500     $3.24      $14,580
                  02/25/05            9,500     $3.44      $32,680
                  03/28/05            5,000     $3.94      $19,700
                      Totals:        29,000      N/A       $86,460


          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.



Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 09/12/2005                      /s/ Robert B. Ashton
                                      Name:  Robert B. Ashton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages